Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS FOR THE
FOURTH QUARTER AND FULL YEAR 2010

Record Full Year Revenues of $148 million (+22% YoY) and EPS of $1.00 (+16% YoY)

AZOUR, Israel – March 1, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2010.

Highlights of the Fourth Quarter
•	A 42 thousand year-over-year increase in net subscribers to a record of 604 thousand as of December 31, 2010;
•	Gross margin at 48.7% and operating margin at 20.8%;
•	EBITDA of $12.9 million or 31.7% of revenues;
•	Generated $9.6 million in operating cash flow; ended the quarter with $60.9 million in net cash (including marketable securities and deposits for short and long term);

Fourth Quarter 2010 Results
Revenues for the fourth quarter of 2010 reached $40.7 million, representing 21% growth over revenues of $33.7 million in the fourth quarter of 2009. 71% of revenues were from location based service subscription fees and 29% from product revenues.

Revenues from subscription fees grew by 10% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which grew to 604,000 as of December 31, 2010, as compared with 562,000 at the end of December 31, 2009. Product revenues grew 57% compared with the same period last year. This increase was driven primarily by increased sales in Israel, as well as expanding the program of charging for installations and unrecovered customer equipment in Brazil.

Gross profit for the fourth quarter of 2010 was $19.8 million (48.7% of revenues) compared with $17.1 million (50.9% of revenues) in the fourth quarter of last year. The decrease is mainly due to the change in revenue mix between location-based services and equipment sales.

Operating profit for the fourth quarter of 2010 was $8.5 million (20.8% of revenues) compared with an operating profit of $6.9 million (20.6% of revenues) in the fourth quarter of 2009.

EBITDA for the quarter was $12.9 million (31.7% of revenues) compared to an EBITDA of $10.7 million (31.8% of revenues) in the fourth quarter of last year.

Financial expense for the fourth quarter of 2010 was $0.3 million compared with a financial income of $0.7 million in the fourth quarter of 2009.

Following arbitration between Ituran and ST as reported in 2009, the purchaser of Telematics in 2007, and in accordance with the milestones in the sale agreement of Telematics, Ituran has increased the provision in its balance sheet which related to Telematic’s milestones from $3.5 million to $4.4 million.

Excluding the above effect, the net profit in the fourth quarter of 2010 would have been $6.5 million (15.9% of revenues).  Reported net profit was $5.8 million in the fourth quarter of 2010 (14.2% of revenues), compared with a net profit of $5.5 million (16.4% of revenues), as reported in the fourth quarter of 2009.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Excluding the above-mentioned increase in provision, fully diluted earnings per share in the fourth quarter of 2010 would have been $0.31. Reported fully diluted earnings per share in the fourth quarter of 2010 was $0.28, compared with fully diluted earnings per share of $0.26 in the fourth quarter of 2009.

Cash flow from operations during the quarter was $9.6 million.

Full Year Results
Revenues for 2010 reached $147.8 million. This is an increase of 22% over revenues of $121.4 million in 2009.

Gross profit in 2010 reached $72.5 (49.0% of revenues), compared with $60.6 million (49.9% of revenues) in 2009.

Operating profit for 2010 was US$30.6 million (20.7% of revenues) compared with an operating profit of US$24.4 million (20.1% of revenues) in 2009.

EBITDA for the year was $46.6 million (31.5% of revenues) compared to an EBITDA of $36.9 million (30.4% of revenues) last year.

Excluding the effect of the arbitration with ST, the net profit in 2010 would have been $21.7 million (14.7% of revenues).  Reported net profit was $21.0 million in 2010 (14.2% of revenues), compared with a net profit of $18.2 million (15.0% of revenues), as reported in 2009. Fully diluted earnings per share in 2010 was $1.00, compared with fully diluted earnings per share of $0.87 in 2009.

Cash flow from operations for the year was $33.4 million.

As of December 31, 2010, the Company had net cash, including marketable securities and deposits for short and long term, of $60.9 million or $2.90 per share. This is compared with US$54.0 million or $2.57 per share as at September 30, 2010, and $78.1 million as of December 31, 2009.

Dividend
The Board of Directors announced a dividend amounting $21 million, or 100% of the net profit for 2010. Starting in November 2009, the Board of Directors approved a new dividend policy, providing for an annual dividend distribution in an amount not less than 50% of the Company’s net profit.

The dividend’s record date is March 23, 2011, and the dividend will be paid on April 6, 2011, net of taxes and levies, at the rate of 20%.

Eyal Sheratzky, Co-CEO of Ituran said, “The fourth quarter caps a very strong year for Ituran. We continued to generate growing revenues, profit and cash, and we are very happy to again distribute a large dividend and share our success with all our shareholders. In fact, since our Nasdaq IPO in 2005, we have declared almost $100 million in dividends to shareholders which we believe, for a company of our size, is very significant. Brazil continued to grow throughout the year and our business in Israel saw a solid resumption to growth as strength in the local economy has led to increased car sales. We remain very pleased with the performance of our business, and we are targeting continued double-digit growth in 2011 over 2010.”

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will also be hosting a conference call later today, March 1, 2011 at 10am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0609

At: 10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 604,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2010	2009

Current assets
Cash and cash equivalents	46,674	60,813
Deposit in escrow	5,238	5,227
Investments in trading marketable securities	1,509	4,213
Accounts receivable (net of allowance for doubtful accounts)	31,161	24,906
Other current assets	9,604	6,136
Inventories	8,501	7,924	(*)
	102,687	109,219

Long-term investments and debit balances

Deposit in escrow	7,858	7,840
Investments in affiliated company	220	205
Investments in other company	86	80
Other assets	2,426	1,742
Loan to former employee	558	558
Deferred income taxes	4,934	5,653
Funds in respect of employee rights upon retirement	4,498	3,606
	20,580	19,684

Property and equipment, net	46,148	42,262	(*)

Intangible assets, net	4,402	5,064

Goodwill	10,079	9,639

Total assets	183,896	185,868

(*) Reclassified

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2010	2009

Current liabilities
Credit from banking institutions	98	6
Accounts payable	13,087	13,459
Deferred revenues	4,614	5,486
Other current liabilities	18,227	17,443
	36,026	36,394

Long-term liabilities
Long term loans	233	-
Liability for employee rights upon retirement	6,472	5,457
Provision for contingencies	5,324	3,071
Deferred income taxes	1,046	1,209
	13,075	9,737

Capital Notes	5,894	5,894

shareholders’ equity	124,509	130,126
Non –controlling interest	4,392	3,717
Total shareholders’ equity	128,901	133,843

Total liabilities and shareholders’ equity	183,896	185,868

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Year ended December 31,		Three month period ended December 31,
(in thousands except per share data)	2010	2009	2010	2009

Revenues:
Location-based services	108,101	91,574	28,780	26,061
Wireless communications products	39,724	29,807	11,965	7,613
	147,825	121,381	40,745	33,674

Cost of revenues:
Location-based services	40,977	33,377	11,029	9,611
Wireless communications products	34,354	27,445	9,881	6,928
	75,331	60,822	20,910	16,539

Gross profit	72,494	60,559	19,835	17,135
Research and development expenses	481	372	148	97
Selling and marketing expenses	8,675	7,684	2,174	2,205
General and administrative expenses	32,703	27,213	9,075	7,673
Other expenses (income), net	55	908	(29)	235

Operating income	30,580	24,382	8,467	6,925
Other expenses	(944)	-	(944)	-
Financing income (expenses) , net	139	1,604	(320)	660
Income before taxes on income	29,775	25,986	7,203	7,585
Taxes on income	(7,686)	(7,139)	(1,142)	(1,804)
Share in gains (losses) of affiliated companies, net	(3)	13	(1)	(3)
Net income for the year	22,086	18,860	6,060	5,778
Less :Net income attributable To non controlling interest	(1,071)	(668)	(287)	(247)

Net income attributable to company Shareholders	21,015	18,192	5,773	5,531

Earnings per share:

Basic	1.00	0.87	0.28	0.26

Diluted	1.00	0.87	0.28	0.26

Weighted average number of shares outstanding (in thousands):

Basic	20,968	20,968	20,968	20,968

Diluted	20,977	20,977	20,977	20,977

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December31,		Three months period ended December 31 ,
(in thousands)	2010	2009	2010	2009
Cash flows from operating activities
Net income for the period	22,086	18,860	6,060	5,778
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	15,876	12,530	4,363	3,771
Exchange differences on principal of deposit and loan, net	834	28	453	(40)
Gains in respect of trading marketable securities	-	(1,421)	-	(25)
Increase in liability for employee rights upon retirement	667	676	9	192
Share in losses (gains) of affiliated companies, net	3	(13)	1	3
Deferred income taxes	824	988	225	307
Capital loses (gains) on sale of property and equipment, net	(299)	(2)	(320)	8
Decrease (increase) in accounts receivable	(4,669)	722	270	(660)
Decrease in other current assets	(1,287)	(1,716)	96	132
Decrease in inventories	129	646	(366)	291
Increase (decrease) in accounts payable	(1,229)	1,734	(2,130)	1,304
Increase (decrease) in deferred revenues	(1,221)	631	(453)	(420)
Increase in other current liabilities and provision for contingencies	1,733	4,063	1,401	1,821
Net cash provided by operating activities	33,477	37,726	9,609	12,462
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(662)	(794)	(123)	(205)
Capital expenditures	(18,641)	(15,698)	(4,032)	(4,765)
Intangible assets expenditures	(85)	-	(85)	-
Deposit	(52)	(389)	(7)	(26)
Proceeds from sale of property and equipment	1,286	106	582	48
Investment in available for sale marketable securities	-	(182)	-	-
Investment in trading marketable securities	(2,664)	(34,467)	(1,338)	-
Sale of trading marketable securities	5,552	60,600	1,338	-
Sale of available for sale marketable securities	-	3,886	-	244
Net cash provide by (used in) investment activities	(15,266)	13,062	(3,665)	(4,704)
Cash flows from financing activities
Short-term credit from banking institutions ,net	46	(316)	(670)	(188)
Receipt of long term loans from banking institutions	297	-	132	-
Repayment of long term loans	(18)		(12)	-
Acquisition of non controlling interest	(2,223)	-		-
Dividend paid to non-controlling interest	-	(169)	-	-
Dividend paid	(31,621)	(3,566)	-	-
Net cash used in financing activities	(33,519)	(4,051)	(550)	(188)

Effect of exchange rate changes on cash and cash equivalents	1,199	1,565	1,066	(14)

Net Increase (decrease) in cash and cash equivalents	(14,139)	48,302	6,460	7,556
Balance of cash and cash equivalents at beginning of period	60,813	12,511	40,214	53,257
Balance of cash and cash equivalents at end of period	46,674	60,813	46,674	60,813